December 18, 2006
Via Mail & Facsimile: (202) 772-9210
Ms. Cicely LaMothe
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brookfield Properties Corporation Form 40-F for Fiscal Year Ended December 31, 2005 Filed March 31, 2006 File No. 001-14916
Dear Ms. LaMothe:
Thank you for your letter dated October 27, 2006 and your comments contained therein. In my capacity as Chief Financial Officer of Brookfield Properties Corporation (the “Company”), I am replying to the comment raised in your letter on behalf of the Company.
The Company responds to your comment (we have repeated below) as follows:
Form 40-F, Exhibit 99.3, Consolidated Statement of Cashflow, page 55
1.	We noted from the cash flow statement that dividends paid have exceeded net cash provided by operating activities for the fiscal year ended December 31, 2005. Tell us what consideration you gave to identifying this fact and the alternative source of cash used to pay the dividends, which appears to be proceeds from investment property sales and distributions from unconsolidated joint ventures in excess of income.
Response
The excess of dividends paid over cash flow from operating activities for the year ended December 31, 2005 is principally due to a decrease in current year operating cashflow resulting from increased investment in residential development land inventory and higher working capital balances related to this business which is reflected in the caption “Other”) in the operating section of the statement of cashflow. Discussion of the Company’s increased investment in its residential development business is included under the heading “Residential development” on pages 19 and 24 of the Company’s 2005 MD&A.
Although dividends paid for the year ended December 31, 2005 exceeded net cash provided by operating activities, the latter has exceeded the former by at least US$220 million in each year from 1998 to 2004. On a cumulative basis, net cash provided by operating activities during this period has exceeded dividends paid by US$2.2 billion. Accordingly the Company did not consider the payment of dividends in excess of the current year’s net cash flow from operating activities to be a matter for separate discussion.
On a prospective basis, whenever dividends paid exceed net cash provided by operating activities by a significant amount on the Company’s statement of cashflow, the Company will include disclosure in its MD&A under Capital Resources and Liquidity that describes how the distributions were funded.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
As a last note, I sincerely apologize for the delay in our response caused by an incorrect facsimile number provided to you by one of our employees.
Should you have any questions please feel free to contact the undersigned at (212) 417-7040.
Yours very truly,
/s/ Craig J. Laurie
Craig J. Laurie
Senior Vice President and Chief Financial Officer